Mail Stop 3561

October 7, 2008

<u>By U.S. Mail</u>

Mr. Karl Redekopp
Chief Financial Officer
International Commercial Television, Inc.
10245 Sunrise Place NE
Bainbridge Island, WA 98110

      Re: International Commercial Television, Inc.
               Form 10-KSB for the Year Ended December 31, 2007
               File No. 0-49638

Dear Mr. Redekopp:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

               Sincerely,

               William Thompson
               Accounting Branch Chief